SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 34807; File No. 812-15297

Prospect Capital Management L.P. and Prospect Floating Rate and Alternative Income Fund, Inc.

January 13, 2023

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of application for an order under section 6(c) of the Investment Company Act of 1940 (the "Act") granting an exemption from section 23(a)(1) of the Act.

Summary of Application: Applicants request an order to permit certain registered closed-end management investment companies and business development companies (as defined under section 2(a)(48) of the Act) to pay investment advisory fees (as described in the application) in shares of their common stock.

Applicants: Prospect Capital Management L.P. and Prospect Floating Rate and Alternative Income Fund, Inc.

Filing Dates: The application was filed on January 1, 2022 and amended on September 14, 2022 and December 13, 2022.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing on any application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the applicants with a copy of the request by e-mail, if an e-mail address is listed for the relevant Applicant below, or personally or by mail, if a physical address is listed for the relevant Applicant below. Hearing requests should be received by the Commission by 5:30 p.m. on February 7, 2023, and should be

accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by emailing the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: Russell Wininger, Prospect Floating Rate and Alternative Income Fund, Inc., 10 East 40th Street, 42nd Floor, New York, NY, 10016; Steven B. Boehm, Esq., and Cynthia R. Beyea, Esq., Eversheds Sutherland (US) LLP, 700 6th Street NW, Washington, DC 20001.

FOR FURTHER INFORMATION CONTACT: Christopher D. Carlson, Senior Counsel, or Trace W. Rakestraw, Branch Chief, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For applicants' representations, legal analysis, and conditions, please refer to applicants' second amended and restated application, dated December 13, 2022, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an applicant using the Company name search field, on the SEC's EDGAR system. The SEC's EDGAR system may be searched at http://www.sec.gov/edgar/searchedgar/legacy/companysearch.html. You may also call the SEC's Public Reference Room at (202) 551-8090.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood
Assistant Secretary